YGEIA Consulting Group, Inc.

701 Commerce Street

Dallas, TX 75201

August 10, 2015

VIA EDGAR

Mr. Rahul Patel, Esquire

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re:      YGEIA Consulting Group, Inc. (CIK No. 0001615713)

Request for Withdrawal of Registration Statement on Form S-1

File No. 333-200082

Dear Mr. Patel:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, YGEIA Consulting Group, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s registration statement (the “Registration Statement”) on Form S-1 (File No. 333-200082), filed November 10, 2014 and the Amendment No. 1 to the Registration Statement, filed January 15, 2015 along with all exhibits filed therewith.  After further consideration, Company principals have decided not to register shares of the Company’s common stock at this time. The Company confirms that the Registration Statement has not been declared effective and no securities have been issued or sold pursuant to the Registration Statement.

We hereby request that you contact Clifford J. Hunt, Esquire, the Company’s counsel, at (727) 471-0444 if you have any questions or require any additional information.

Very truly yours,

YGEIA Consulting Group, Inc.

By:

/s/Tania Martin-Mercado,

Executive Chairman, CEO